Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

JOBY AVIATION AND REINVENT TECHNOLOGY

MERGER ANNOUNCEMENT CALL

FEBRUARY 24, 2021

Oliver Walker-Jones, Communications, Marketing & Brand

Good morning ladies and gentlemen. Welcome to the Joby and Reinvent Technology Partners merger announcement conference call.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Reinvent Technology Partners and may be accessed on the SEC’s website, including the exhibits thereto. In conjunction with today’s discussion, please see the investor presentation furnished as a Form 8-K to follow along and carefully review the disclaimers included therein. Please note that a Q&A session will not be conducted as part of today’s presentation. Also, statements made during this call that are not statements of historical facts constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Reinvent Technology Partners’ Form 8-K filed today and the exhibits thereto. For more information, please refer to the risks, uncertainties and other factors discussed in Reinvent Technology Partners’ SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks, uncertainties and other factors discussed in Reinvent Technology Partners’ SEC filings. Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

Hosting today’s call are Michael Thompson, CEO and CFO of Reinvent Technology Partners and JoeBen Bevirt, Founder and CEO of Joby Aviation. With that, I’ll turn the call over to Michael.

Michael Thompson, CEO and CFO of Reinvent Technology Partners

Hi everyone, I’m Michael Thompson, a long time investor and formerly the co-founder at BHR Capital, where I led the portfolio construction, security selection, risk management and I oversaw the firm’s investment team as we looked after up to $1.9 billion of special situation funds. Along with my partners and serial entrepreneurs, LinkedIn co-founder Reid Hoffman and Zynga founder Mark Pincus, on behalf of Reinvent Technology, it is my sincere pleasure to share our perspective on Joby Aviation, an incredibly dynamic, disruptive company that is going to change an entire industry.

Joby Aviation, for us, is what Reinvent is all about. We view ourselves as venture capital at scale. We look for innovative companies with virtually unlimited growth potential. Companies that are at the nexus of impactful and attractive long-term technology trends where we can add value. In this case it’s an innovative form of transportation and sustainable, clean energy coming together.

We look for market leading companies that are going to deliver products and services that really matter in people’s lives. We like visionary and bold founders and CEOs. We look for long-term shareholder alignment, which we have in a big way here with strategic investors like Toyota and Uber. And we seek business models that will benefit from sustained and defensive network effects, again, at scale.

Joby, as a company that’s going to fundamentally transform human transportation, checks all these boxes for Reinvent in a big way. Today, I want to add my personal touch to my remarks because I’ve recently experienced the Joby aircraft in flight and it’s like seeing the future right before your eyes. As I flew behind it in a helicopter, I watched it take off vertically and land, and make a beautiful, seamless transition to forward flight. It is absolutely mesmerizing to watch, and from the ground it’s so quiet, it really just blends in with the background noise.

I’ve also flown the Joby aircraft on a simulator, and it’s shockingly impressive how easy it is to fly. You’re essentially using a joystick, while the technology does the majority of the work. It’s probably a hundred times easier to fly than a helicopter or even a conventional fixed wing aircraft, and part of that is because it’s electric, you’re not watching multiple complex gauges or anything like that.

At Reinvent, we’ve spent a considerable amount of time conducting diligence on both Joby and the industry it will operate in, looking at all of the players. What we found, which has been validated by a range of independent reports, is that Joby is the clear leader. The progress they’ve made with the aircraft and the steps they’ve taken towards commercialization put them a country mile ahead of many of the other companies that are making headlines.

Joby Aviation is the leader today, and we know that over time, attention, resources, and customers, tend to flow to the leader. Joby has the type of enabling technology that’s going to create a virtuous cycle, as the physical network grows, with more aircraft, more takeoff and landing sites, and more routes. While increasing the value to consumers, it simultaneously increases profitability for the company. Quite simply, Joby Aviation has the technology and the economic model that will enable it to continue to be the leader in this industry for decades to come.

We’re absolutely thrilled to be partnering with a pioneering company that will be the clear leader in the aerial ride-sharing business. We’re in for the very long-term, meaning we don’t view this as a transaction. The SPAC market is merely a way to get off the ground. Through our extensive PIPE process, coupled with the Reinvent cash in trust, we’re raising in excess of $1.5 billion in fresh capital, which is anticipated to fund Joby through the beginning of commercial operations, including certifying the aircraft and commencing scaled manufacturing. The way we see it, once certification is completed, the investment is greatly de-risked, similar to a pharmaceutical company when it has a drug approved for the market. And in this case, we see tremendous opportunity for decades beyond that.

We are also very pleased with the addition of Uber Elevate to the Joby team. Along with the Toyota partnership and an incredible management team that Joby has assembled, including leaders from across multiple industries, the Uber partnership is highly complementary to Joby’s expertise, and another strong validation of the incredible work the Joby team has already accomplished.

I want to also touch on the remarkable, long-term alignment we have in place. Reid Hoffman will be serving on the Joby board of directors for three years, after which I’ll join the board. We’ve got an unprecedented earn out vesting schedule and lock-ups up to five-years on founder shares, to a valuation of as high as $30 billion. Moreover the lock-ups on senior Joby management and material existing investors such as Toyota and Uber are similarly unprecedented. Further demonstrating our excitement, Reinvent is also investing in the oversubscribed PIPE.

With that, it’s my extreme pleasure to hand it over to JoeBen to tell you more about this phenomenal company.

JoeBen Bevirt, Founder and CEO of Joby Aviation

Thank you Michael. The team at Joby is so excited to be partnering with you, Reid, and the Reinvent team to bring this incredible new mode of transportation to the world. The long term alignment we have achieved between the Joby team, existing Joby investors, and the Reinvent team is unprecedented and demonstrates our shared vision and commitment.

Growing up I dreamt of building an airplane that I could fly from the meadow amidst the redwoods where I was born. A new form of quiet and clean mobility. In 1993, I realized that electric propulsion would enable a new class of aircraft to realize my dream. Batteries at that time lacked the specific energy required for an aircraft with useful range. By 2009 battery specific energy had improved five-fold and I founded Joby Aviation, and with it, the eVTOL industry.

At Joby Aviation our vision is to save a billion people an hour every day, using an all-electric aircraft that takes off and lands vertically. And that’s what we’ve been working on for the past decade. That might seem like a long time, but our goal is incredibly ambitious. It will take us decades to achieve, but the resulting transformation could be more profound than the shift from horses to automobiles a century ago. And it won’t just improve our lives, it will improve our physical environment and it will help reduce our footprint on our precious planet.

What we’re creating at Joby is a three-dimensional mobility network. A network that is unlocked by our aircraft and is rooted in the physical environment through our skyports. These are our nodes, or points of connection.

You also need an operating system. For us that’s the software that weaves together our aircraft, operations, and skyports and seamlessly connects our customers to ground transportation to move them door to door.

Finally, we need an understanding of the key constraint on scaling the network. For us, that’s our ability to ramp production of our aircraft.

Let’s take each of these elements one by one, starting with the aircraft. And I would encourage you to watch the video of our aircraft that we posted to our website this morning. We’ve spent more than a decade engineering and testing a vehicle that is ideally suited to unlocking our aerial ridesharing network. It takes-off vertically before transitioning to forward flight like a conventional plane and then landing vertically again, while its fully-electric powertrain enables efficient, low-noise flight. This design is critical to delivering greater range at faster speeds, with the lift from the wing supporting the weight of the aircraft, unlike a helicopter or drone that requires inefficient rotors to carry all the weight for the flight’s duration.

In designing the vehicle, we’ve successfully solved a complex set of engineering requirements, resulting in a highly-redundant overall architecture, an extremely low noise profile, and specifications that allow for fast, efficient movement of people across our network.

Let me put this into perspective.

First, our aircraft is 100 times quieter than a twin-engine helicopter. Low noise is critical to delivering high-frequency, high-volume service in and around large metropolitan cities. It will allow us to land close to where people want to go. And if you want to hear how quiet our aircraft is, you should watch our other video we posted this morning.

Second, our aircraft is four times less expensive to operate than a helicopter due to significant reductions in energy cost, simplified maintenance and faster operating speeds.

Third, our vehicle is extremely energy efficient. Joby, is on-par with best-in-class ground-based electric vehicles, which should allow us to offer surprisingly attractive pricing to our customers. The end result – a transportation network that is extremely efficient, with a light environmental footprint.

We’re incredibly grateful to the FAA for their support of this important new class of aviation and we’ve been working closely with them for many years. After validating the performance of our full scale aircraft from vertical takeoff through the transition to wing-borne flight in 2017, we formally began type certification in 2018.

And last year we became the first company in this category to agree to a “G-1” certification basis with the FAA. While we still have several years of rigorous testing ahead of us, this document lays out a clearly defined, and achievable path to type certification.

Coming back to our network and thinking now about the nodes and the operating system, I wanted to call out our recent acquisition of the Elevate team from Uber. The Elevate team invested nearly five years in the development of market simulation and demand forecasting tools which allow us to understand our network and characterize how our future customers prefer to move around. From these insights, we can identify optimal locations for nodes, or Skyports, allowing us to scale up our network and fulfill demand while being extremely efficient in how we roll out infrastructure. We are actively building on the Elevate team’s strong foundation of partnerships with leading infrastructure investors, developers, and operators.

The Elevate team also developed incredibly valuable real-world product experience with Uber Copter. At Joby, we have the benefit of building on this knowledge, experience, and the foundational set of Copter software tools as we develop our own network operating system. This operating system will allow us to seamlessly integrate with ground service providers like Uber, creating a dynamically priced, truly multimodal trip serving our customers from door to door.

With more than 40 members of the Elevate team onboard, we have materially accelerated our go-to-market planning and have continued to refine our models. Joby will also appear in the Uber App, allowing us to reduce customer acquisition costs, while providing new options for travelers.

The Joby network approach will provide a global solution for any geography. But we’ll start with target markets that have the very best characteristics, including population density, ability to pay, and existing infrastructure. As examples, that could be cities like Los Angeles, San Francisco, Miami and the Greater New York Metropolitan Area.

We’re also making sure we have the ability to test our network, before we begin commercial operations. We have a long-standing partnership with the US government that allows us to put vehicles into service with them starting this year. This partnership gives the opportunity to test and deploy both our aircraft and our network operating system in a real-world context with a paying customer prior to starting full-fledged commercial operations. That work is being performed on US Air Force bases and can deliver to Joby as much as $40 million in revenue, and we see larger opportunities after that.

Finally, we come to the scaling constraint, which for us, is our ability to ramp production. We’re already making incredible progress on the build out of our pilot production facilities. We intend to begin producing conforming components shortly and the initial permitting for our phase one production facility in Marina, California is complete, with ground breaking expected later this year.

And we have an amazing partner on board with Toyota. In addition to leading our series C round, Toyota has deployed more than 50 engineers to help us accelerate our program. Toyota is a world leader in delivering quality, safety and reliability at scale. We are incredibly grateful to Toyota and each of the Toyota team members for their invaluable contributions to our program, past, present, and future.

In summary, we believe Joby is uniquely positioned to bring all of these strands together and build a company that fundamentally changes the way we live and move.

Turning our attention to financials for a moment. Every element of our network has been optimized to generate strong unit economics from day one. By 2026 we expect to generate $2 billion in revenue and to be profitable, with the constraint not being on the demand side, but rather on how many aircraft we can produce.

Specifically, by 2026, we expect each aircraft to generate more than $2 million in net revenue, $1 million in contribution margin with per-vehicle production costs of $1.3 million. As we look to expand scale and capitalize on lower cost manufacturing opportunities, we believe that can be cut in half. This means that on a per-vehicle basis, we have an extremely favorable unit cost profile with an average payback of about a year, on an aircraft that will last for more than 10.

And of course, we aren’t simply manufacturing the vehicle and receiving one-time revenues, but instead generating recurring revenues, which by 2025 should account for more than 25% of total revenue, and approach 40% in 2026.

On the cost side, our granular and conservative assumptions lead to strong EBITDA margins, approaching 40% once we reach scale.

Given the attractive unit economics I just laid out, we created a base case plan built upon a four-city initial roll-out. Our roll-out strategy is deliberately skewed toward building depth in markets before we expand. We want to build strong and vibrant networks. And when we do, we’ll start a virtuous cycle where lower cost will lead to better adoption and demand. Over the next decade alone, we expect to roll out more than 10,000 vehicles, creating aerial ridesharing networks around the world.

Today’s short call doesn’t really give me the opportunity to do justice to the incredible opportunity we see before us. But I hope I have been able to give you a sense of just how exciting, and how real, this market is. The transaction we’re announcing today, when combined with our current balance sheet, will provide us nearly $2 billion of capital to fund the company through the initial scaling of our passenger network.

We couldn’t be more excited about the potential to work with Reinvent and the wider investment community to bring our vision to life. On behalf of the whole team at Joby, thank you so much for your time today.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aero, Inc. and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.